B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2014
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 10, 2015 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines - two in Nicaragua, one in the Philippines and a fourth mine in Namibia which started pre-commercial production in December 2014. In addition, the Company has advanced development and exploration projects in Mali, Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 90% interest in the Fekola Project acquired on October 3, 2014 (See “Asset Acquisition – Papillon Resources Limited”), an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

In December 2014, the Otjikoto Mine construction was completed ahead of schedule and on December 11, 2014, it had its first gold pour, one week ahead of schedule. During December 2014, 7,159 ounces of pre-commercial production ounces were produced by the Otjikoto Mine. On February 28, 2015, and also ahead of schedule, the Otjikoto Mine achieved commercial production.

On October 3, 2014, the Company completed the acquisition of Papillon Resources Ltd. (“Papillon”) whose main asset is the Fekola Project located in Mali. The Company is committed to advancing the Fekola Project and early earthworks and construction activity began in February 2015. Assessment of construction equipment needs and mobilization planning for personnel is ongoing. The Company is assessing and optimizing the feasibility work previously completed by Papillon and plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project in the second quarter of 2015.

On January 31, 2014, the Company announced plans to expand the Otjikoto Mine in 2015, increasing ore throughput from 2.5 million tonnes to 3 million tonnes per year. The increase will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed by the end of Q3-2015, the Company expects that annual gold production from the main Otjikoto pit will increase to approximately 200,000 ounces in 2016 and 2017. On January 20, 2015, the Company announced a significantly higher grade updated gold mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated resource category. The previously released initial inferred resource estimate for the Wolfshag zone was 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces of gold. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate both open pit and underground mining from Wolfshag into the Otjikoto Mine Plan.

The Company is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs (refer to Non-IFRS Measures) are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the first half of 2015, gold production is expected to be in the range of 225,000 to 245,000 ounces which will be lower than expected gold production in the second half of the year of 275,000 to 295,000 ounces, due to a number of factors including the continued start-up of gold production at the Otjikoto Mine.

ASSET ACQUISITION – PAPILLON RESOURCES LIMITED (“PAPILLON”)

On October 3, 2014, the Company completed the scheme of arrangement (“Merger”) by which B2Gold acquired all of the issued ordinary shares of Papillon. Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of Papillon based on an exchange ratio of 0.661 of a common share of B2Gold for each Papillon ordinary share. In addition, all of the outstanding stock options of Papillon were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their Papillon options. The primary asset acquired was the Fekola Project located in Mali (See “Fekola Project – Mali” for project details).

The arrangement has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 22, 2014, the date at which the Company obtained control of Papillon.

The cost of the acquisition was approximately $493.3 million, and included the fair value of B2Gold shares issued of $484.3 million, based on the issuance of 237,390,819 B2Gold shares at Cdn.$2.25 per share and a foreign exchange rate of Cdn.$1.1031 to $1, plus B2Gold transaction costs of approximately $9.0 million.

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$
Purchase price allocation:
Cash and cash equivalents	32,189
Accounts receivable and prepaids	1,241
Mining interests – Fekola	507,627
Mining interests – Mali other	6,067
Accounts payable and accrued liabilities	(8,473)
Non-controlling interest	(45,348)

493,303

REVIEW OF FINANCIAL RESULTS

Selected consolidated quarterly and annual financial and operating results

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2014	2013	2014	2013	2012
Gold revenue ($ in thousands)	122,422	138,054	486,624	544,272	259,051
Gold sold (ounces)	102,612	106,185	386,219	380,895	155,008
Average realized gold price ($/ounce)	1,193	1,300	1,260	1,429	1,671
Gold produced (ounces)	111,804	105,577	384,003	366,313	157,885
Cash operating costs(1) ($/ounce gold)	646	638	680	681	587
Total cash costs(1) ($/ounce gold)	686	678	722	727	640
Adjusted net (loss) income(1) ($ in thousands)	(8,352)	619	6,712	59,006	79,269
Adjusted (loss) earnings per share(1)(2) –basic ($/share)	(0.01)	0.00	0.01	0.09	0.21
Impairment of goodwill and other long-lived assets ($ in thousands)	(435,981)	-	(734,378)	-	-
Net (loss) income ($ in thousands)	(356,750)	26,220	(666,385)	67,303	51,907
(Loss) earnings per share – basic(2) ($/share)	(0.39)	0.04	(0.90)	0.11	0.13
(Loss) earnings per share – diluted(2) ($/share)	(0.39)	0.02	(0.90)	0.07	0.13
Cash flows from operating activities ($ in thousands)	38,564	38,352	113,700	147,827	105,077

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.

Fourth quarter 2014 and 2013

Revenue

Gold revenue for the fourth quarter of 2014 was $122.4 million on sales of 102,612 ounces at an average price of $1,193 per ounce compared to $138.1 million on sales of 106,185 ounces at an average price of $1,300 per ounce in the fourth quarter of 2013. The 11% decrease in revenue was mainly due to an 8% decrease in the average realized gold price and a 3% decrease in ounces sold. The fourth quarter of 2013 revenues also included amortization of deferred revenue totalling $9.3 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end.

In the fourth quarter of 2014, the Masbate Mine accounted for $68.6 million (Q4 2013 - $65.0 million which included a non-cash amount of $9.3 million described above) of gold revenue from the sale of 57,444 ounces (Q4 2013 – 47,536 ounces), the Libertad Mine accounted for $40.9 million (Q4 2013 - $55.6 million) of gold revenue from the sale of 34,264 ounces (Q4 2013 – 44,649 ounces) while $13.0 million (Q4 2013 - $17.5 million) was contributed by the Limon Mine from the sale of 10,904 ounces (Q4 2013 – 14,000 ounces).

Production and operating costs

Consolidated gold production in the fourth quarter of 2014 was a record 111,804 ounces, approximately 9% above budget and 6% higher than in the same quarter last year. Consolidated gold production was higher due to record production of 62,972 ounces at the Masbate Mine during the fourth quarter of 2014, partially offset by lower production at La Libertad and Limon Mines. Temporary commissioning issues experienced during the installation of the new SAG mill at the Masbate Mine were resolved during the fourth quarter. In addition, installation of a new dewatering system at Limon was completed in early November and access to higher grade ore at Limon recommenced in December 2014.

In the fourth quarter of 2014, consolidated cash operating costs were $646 per ounce of gold, which was in line with budget and the fourth quarter of 2013. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining cash costs for the fourth quarter of 2014 were $946 per ounce compared to $986 per ounce for the fourth quarter of 2013 (refer to Non-IFRS Measures).

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $29.8 million in the fourth quarter of 2014 compared to $31.5 million in the same period in 2013. The decrease in depreciation expense was mainly due to a 3% decrease in the gold ounces sold. The depreciation charge decreased to $291 per ounce of gold sold in the current quarter from $296 per ounce of gold sold in the comparative quarter.

Impairment of goodwill and other long-lived assets

During the fourth quarter of 2014 and subsequent to the year-end, the Company completed an updated metallurgical sampling and analysis program as part of an expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year end reserve and resource estimates. The updated metallurgical study has resulted in 3% lower projected life of mine recoveries due to a number of factors including an increase, at depth, in the amount of sulphide ore type that has lower projected recoveries and the mining out over the course of 2013 and 2014 of predominantly oxide ore, which has the highest recoveries.

The lower projected recoveries, lower long-term gold price assumption of $1,300 per ounce (as compared to a spot gold price of $1,676 per ounce at the CGA acquisition date) and a decision not to proceed with Masbate Mill expansion at this time impacted the current value of the Masbate Mine. As a result, the Company recorded a net impairment charge of $305.2 million (pre-tax $436.0 million less $130.8 million deferred tax recovery) at year end 2014 (See “Critical Accounting Estimates”).

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Volta office in Toronto, and the Company’s Australian and other offshore subsidiaries. G&A increased in the fourth quarter of 2014 compared to the comparable period in the prior year by approximately $2.0 million to $10.0 million which included $1.1 million for Papillon head office costs. The Papillon office in Australia is scheduled to close in March 2015.

In the fourth quarter of 2014, the Company made a decision not to continue exploring the Trebol and adjacent properties in Nicaragua and gave up its right to the exploration concession. As a result, the carrying value of these properties was written down by $21.1 million.

The Company also recorded a provision of $13.5 million during the fourth quarter of 2014 for input taxes which were assessed as non-recoverable. The increase was due to the Company reassessing the collectability of long outstanding balances. Of the total charge, $13.0 million related to VAT balances acquired as part of the CGA acquisition.

The Company’s fourth quarter of 2014 results included a non-cash gain of $21.0 million on the convertible senior subordinated notes compared to a non-cash gain of $14.2 million in the fourth quarter of 2013. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company also reported $4.2 million in write-downs of its available-for-sale investments in the fourth quarter of 2014 compared to $2.1 million in the fourth quarter of 2013 due to continued decline in the market values of the underlying securities.

During the fourth quarter of 2014, a deferred income tax recovery of $109.6 million was recorded mostly in relation to the impairment of the Masbate Mine long-lived assets.

For the fourth quarter of 2014, the Company generated a net loss of $356.8 million ($(0.39) per share) compared to net income of $26.2 million ($0.04 per share) in the comparable period of 2013. Adjusted net (loss) income (refer to “Non-IFRS Measures”) was $(8.4) million ($(0.01) per share) compared to $0.6 million ($0.00 per share) in the fourth quarter of 2013. Adjusted net loss in the fourth quarter of 2014 primarily excluded the non-cash impairment of Masbate long-lived assets of $436.0 million, deferred income tax recovery of $109.6 million, write-off of mineral property of $21.1 million and a non-cash mark-to-market gain of $21.0 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes.

Cash flow from operating activities was $38.6 million ($0.04 per share) in the fourth quarter of 2014 compared to $38.3 million ($0.06 per share) in the fourth quarter of 2013. Cash flow from operations in the current quarter marginally increased from the comparable period in 2013 due to a $14 million positive change in working capital offset by a lower gold revenue, higher production costs and higher G&A costs specifically resulting from Papillon head office costs incurred during the quarter.

As at December 31, 2014, the Company remained in a strong financial position with working capital of $175.0 million including unrestricted cash and cash equivalents of $132.6 million.

Year-to-date results

Revenue

Gold revenue for the year ended December 31, 2014 was $486.6 million on sales of 386,219 ounces at an average realized price of $1,260 per ounce compared to $544.3 million on sales of 380,895 ounces at an average price of $1,429 per ounce in the comparable period of 2013. The 11% decrease in revenue was mainly due to a 12% decrease in the average realized gold price partially offset by a 1% increase in gold ounces sold. In addition, revenues for the year ended December 31, 2013 also included the amortization of deferred revenue totalling $37.4 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end. Gold revenue in 2013 also benefitted from the sale of 20,811 ounces of the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

For the year December 31, 2014, the Masbate Mine accounted for $234.0 million (2013 - $274.1 million which included a non-cash amount of $37.4 million described above) of gold revenue from the sale of 186,544 ounces (2013 – 184,737 ounces), La Libertad Mine accounted for $189.6 million (2013 - $190.0 million) of gold revenue from the sale of 149,971 ounces (2013 – 138,758 ounces) while $63.0 million (2013 - $80.2 million) was contributed by the Limon Mine from the sale of 49,704 ounces (2013 – 57,400 ounces).

Production and operating costs

For the year ended December 31, 2014, consolidated gold production totalled 384,003 ounces, 17,690 ounces higher than the comparable period in 2013 but 17,385 ounces below budget. Production was higher than the prior year as a result of higher production at the Masbate and La Libertad Mines. Consolidated gold production for 2014 was temporarily affected by SAG mill implementation issues at the Masbate Mine as well as continued installation delays for a dewatering system at the Limon Mine. However, Masbate’s new SAG mill is now running consistently and the Masbate Mine finished the year with a record fourth quarter gold production of 62,972 ounces, 15,815 ounces ahead of budget. In addition, the installation of Limon’s dewatering system was completed in early November, allowing access to higher grade ore. The Limon Mine resumed mining of the higher grade Santa Pancha 1 zone in December 2014. Refer to ”Review of mining operations and development projects” for mine specific details.

Consolidated cash operating costs were $680 per ounce of gold for 2014 which was in line with the prior year and budgeted cash costs. Refer to ”Review of mining operations and development projects” for mine specific details and explanations of variances. All-in sustaining cash costs for the year ended December 31, 2014 were $1,101 per ounce compared to $1,064 per ounce for the year end December 31, 2013 (refer to Non-IFRS Measures).

During the year ended December 31, 2013, cost of sales included a non-cash adjustment of $32.9 million related to the inventory portion of the CGA purchase price adjustment. Masbate’s gold bullion inventory and ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $112.6 million for the year ended December 31, 2014 compared to $85.9 million in 2013. The increase in depreciation expense was mainly due to higher gold sales and an increase in the average depreciation charge per ounce of gold sold. The depreciation charge increased to $291 per ounce of gold sold during the year ended December 31, 2014 from $235 per ounce of gold sold in the comparative period (excluding ounces sold relating to gold inventory acquired as part of the CGA acquisition). The increase in the average depreciation charge per ounce of gold sold results from the sustaining capital expenditures and deferred stripping costs capitalized to mineral interests in the latter part of 2013 which are subject to a full year of depreciation in 2014.

Impairment of goodwill and other long-lived assets

During the year ended December 31, 2014, the Company recorded impairment charges totalling $734.4 million. The impairment charges consisted mainly of a goodwill impairment charge of $202.1 million, Masbate Mine long-lived assets impairment charge of $436.0 million and an investment in the Gramalote joint venture impairment charge of $96.3 million (See “Critical Accounting Estimates”).

Other

G&A expenditures increased by $6.1 million to $38.0 million during the year ended December 31, 2014 when compared to 2013. The G&A increase included approximately $1.1 million for Papillon Australia head office costs, $1.4 million to the Santo Domingo (Jabali operations) and Volta offices, $0.9 million in tax consulting fees, $1.9 million in salary and bonus costs, including costs for new hires in 2014 and the remainder related mainly to increased corporate growth and development activities.

During the year ended December 31, 2014, the Company made a decision not to continue exploring the Trebol and adjacent properties and gave up its right to the exploration concession. As a result, the carrying value of these properties was written off in the amount of $21.5 million.

A provision of $16.3 million was recorded during the year ended December 31, 2014 for input taxes which were assessed as non-recoverable compared to $3.1 million in 2013. The increase was due to the Company reassessing the collectability of long outstanding balances. Of the total charge recorded, $13 million related to historical balances acquired as part of the CGA acquisition.

The Company’s results for the year ended December 31, 2013 included a $44.5 million gain on the sale of the Brucejack royalty.

The Company’s results for the year ended December 31, 2014 included a non-cash fair value adjustment gain of $9.8 million on the convertible senior subordinated notes compared to $22.8 million in 2013. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company also reported $5.7 million (net of capitalized interest) in interest and financing expense during 2014 as compared with $5.6 million in 2013. During 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $13.7 million (2013 - $2.5 million). During the years ended December 31, 2014 and 2013, the Company made cash interest payments of $13.9 million and $2.9 million, respectively. The higher cash interest payments in 2014 were due to the commencement of cash interest payments for the senior notes in 2014.

Due to a significant further decline in the share prices of the Company’s available-for-sale equity investment in St. Augustine Gold and Copper Ltd. and RTG Mining Limited during 2014, the Company recognized an impairment loss of $7.2 million compared to $20.6 million in 2013. These investments were acquired as part of the CGA acquisition in early 2013 and the Company still retains the original shares acquired.

During the year ended December 31, 2014, a deferred income tax recovery of $109.3 million was recorded mostly in relation to the impairment of the Masbate Mine long-lived assets.

For the year ended December 31, 2014, the Company incurred a net loss of $666.4 million ($(0.90) per share) compared to a net income of $67.3 million ($0.11 per share) in 2013. Adjusted net income (refer to “Non-IFRS Measures”) was $6.7 million ($0.01 per share) compared to $59.0 million ($0.09 per share) in 2013. The most significant adjustment made to adjusted net (loss) income was the exclusion of the non-cash impairment charge for goodwill and other long-lived assets of $734.4 million, deferred income tax recovery of $109.3 million, write-off of mineral property of $21.5 million, and non-cash fair value adjustment of $9.8 million relating to the change in fair value of the convertible notes. The 2013 adjusted earnings figure included the reversal of $32.9 million of costs related to the acquisition of the Masbate Mine’s bullion inventory, as well as the $44.5 million gain realized from the sale of the Company’s Brucejack royalty.

Cash flow from operating activities was $113.7 million during the year ended December 31, 2014 compared to $147.8 million during 2013. In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities were at similar levels and reflect the continued strong performance of the Company’s operating mines even in a lower gold price environment. Overall, operating cash flows reflect the decline in average realized gold prices and “one-off” type expenditures (such as G&A costs for Papillon’s Australian head office, scheduled to be closed in March 2015, and professional fees relating to the Company’s legal claim for the 2011 Masbate SAG mill failure) offset by a 7% increase in the gold sales volume (excluding 20,811 ounces of gold acquired as part of the CGA Merger). The realized gold price for 2014 was $1,260 per ounce compared to a realized price of $1,429 per ounce in 2013.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2014	2013	2014	2013
Gold revenue ($ in thousands)	68,608	64,989	233,953	274,100
Gold sold (ounces)	57,444	47,536	186,544	184,737
Average realized gold price ($/ounce)	1,194	1,367	1,254	1,484
Tonnes of ore milled	1,735,934	1,713,319	6,134,326	5,889,273
Grade (grams/tonne)	1.36	1.03	1.17	1.07
Recovery (%)	83.1	82.8	80.9	83.2
Gold production (ounces)	62,972	46,963	186,195	169,396
Cash operating costs(1) ($/ounce gold)	607	779	724	788
Total cash costs(1) ($/ounce gold)	649	822	771	834
Capital expenditures ($ in thousands)	7,390	10,498	39,889	31,344
Exploration ($ in thousands)	927	2,316	4,081	8,422

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate Mine finished the year with a strong fourth quarter in 2014, producing a quarterly record of 62,972 ounces of gold, approximately 34% (or almost 16,000 ounces) higher than both budget and production in the fourth quarter of 2013. Masbate’s new SAG mill which was installed as planned in the second quarter of 2014 is now running and performing consistently. In the fourth quarter of 2014, higher grade oxide material from the Colorado pit was processed with mill feed of approximately 72% oxide and gold grades averaging 1.36 g/t. A higher proportion of oxide, with better grade (1.36 g/t vs 1.09 g/t budget) resulted in better than budgeted recovery.

For the full-year 2014, the Masbate Mine produced 186,195 ounces of gold compared to 176,483 ounces produced in 2013 (including non-attributable pre-acquisition production of 7,087 ounces). Annual gold production from Masbate increased by approximately 6% in 2014 compared to 2013, despite the fact that the Masbate SAG mill was shut down during change-out throughout June 2014. As planned, Masbate’s previous SAG mill was shut down and replaced with a new SAG mill in the second quarter of 2014, from May 29th to June 28th. Initially, the new SAG mill performed well, but later, as the operators increased SAG mill loading in the third quarter, increased temperatures were observed at the SAG mill discharge bearing. Maintenance crews worked through a series of alignment exercises and cooling system modifications, resulting in lower operating temperatures. However, delays during maintenance affected throughput in the third quarter (1,578,000 tonnes compared to budget of 1,751,000 tonnes) and reduced loading affected gold recoveries (76.7% versus 81.4% budget), attributable to a coarser grind size. By the end of the third quarter, the process plant was achieving designed throughput and running consistently. In the fourth quarter of 2014, the new SAG mill operated at reduced power consumption, but with good throughput because of the soft oxide material being processed. In January 2015, the Company completed final remediation works including a change of SAG mill bearings and installation of a locking plate which secures pinion alignment. The SAG mill is now fully operational.

Masbate’s cash operating costs in the fourth quarter of 2014 were $607 per ounce, $160 per ounce lower than budget and $172 per ounce lower than in the prior-year quarter. Cash operating costs per ounce were lower than budget and the prior-year quarter due to significantly higher production during the final quarter, resulting from higher throughput, recovery and grade. Costs were also lower due to lower mining costs specifically fuel, drilling and blasting, load/haul, and GET costs, power generation and reagents. Year-to-date, Masbate’s cash operating costs were $724 per ounce, compared to budget of $784 per ounce and $788 per ounce in the same period last year. Year-to-date cash costs are lower due to lower total mining costs and stockpile adjustments.

Capital expenditures in the fourth quarter of 2014 totalled $7.4 million which consisted mainly of construction of a water treatment plant ($1.1 million), land purchases ($0.8 million) and additions to mining equipment ($3.4 million including capital overhauls). Year-to-date capital expenditures totalled $39.9 million which consisted mainly of the SAG mill change out ($7.8 million including purchase, installation and upgrades), expansion of the tailings dam ($4.8 million), construction of a water treatment plant ($7.2 million), land acquisition costs ($1.4 million) and additions to mining equipment ($12.5 million including capital overhauls).

Transition from contract mining to self-mining was completed in the fourth quarter with maintenance functions being transferred to the Company by year-end.

During the fourth quarter of 2014 and subsequent to the year-end, the Company completed an updated metallurgical sampling and analysis program as part of an expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year end reserve and resource estimates. The updated metallurgical study has resulted in 3% lower projected life of mine recoveries due to a number of factors including an increase, at depth, in the amount of sulphide ore type that has lower projected recoveries and the mining out over the course of 2013 and 2014 of predominantly oxide ore, which has the highest recoveries.

The lower projected recoveries, lower long-term gold price assumption of $1,300 per ounce (as compared to a spot gold price of $1,676 per ounce at the CGA acquisition date) and a decision not to proceed with Masbate Mill expansion at this time impacted the current value of the Masbate Mine. As a result, the Company recorded a net impairment charge of $305.2 million (pre-tax $436.0 million less $130.8 million deferred tax recovery) at year end 2014 (See “Critical Accounting Estimates”).

The Company is continuing to analyze the details of the metallurgical study to determine how the Masbate Mine plan may be augmented to mine the better recovery veins and avoid the lower recovery veins which will improve overall forecast life-of-mine recoveries. In addition, the Masbate exploration program is ongoing with a focus on exploring for additional oxide and higher grade/better recovery sulphide ore.

The Company has determined not to proceed with a full expansion of the Masbate mill at this time in order to focus its construction team and resources on the development of the Fekola Project. Rather than a full expansion of the Masbate Mill, the Company has elected to continue with a coarser grind size in order to maintain the current level of throughput at Masbate and maximize project economics. The Company will continue to review expansion case options. Initial metallurgical results indicate that with a coarser grind size project economics also improved if leach retention time is in excess of 24 hours. Tests to determine the optimum retention time are currently in progress. As a result of test work to date, the Company will install additional leach tanks in 2015 to increase leach retention time.

The Masbate Mine is projected to produce from 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce. Cash operating costs are expected to decrease compared to the 2014 budget, mainly due to lower budgeted prices for consumables (fuel, cyanide and grinding media material) and the change from contract mining to self-mining in 2014.

In 2015, the Masbate Mine is budgeted to process an average of 17,800 tonnes of ore per day (for a total of approximately 6.5 million tonnes of ore for the year) which reflects an optimal throughput level while maximizing gold recoveries. Gold grades processed in 2015 are expected to average 1.13 g/t gold and gold recoveries are anticipated to average 74.2%. Approximately 34% of the mill feed is budgeted to contain oxide material (with higher gold recoveries) from the Colorado pit.

Total budgeted 2015 capital costs at the Masbate Mine are $34.3 million with sustaining capital costs totalling $24.3 million, consisting of capitalized stripping costs ($8.9 million), land purchases ($3.6 million) and continued mine infrastructure development for low grade and waste placement ($4.3 million) with the balance being general mine infrastructure and equipment. In addition, the Company has budgeted non-sustaining/development capital costs of approximately $10 million in 2015 for additional leach tanks to optimize retention time and related gold recoveries.

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program includes further drilling in the Pajo area and in the Dabu underground target.

The Company notes with regret that a fatality involving arms occurred on December 20, 2014, during an altercation between a security guard (employee of Kublai Khan Security Services) and a long term employee of PGPRC. The shooting victim was an employee at the processing plant. The incident is under investigation by the Philippine National Police.

In an unrelated incident on February 11, 2015 two guards belonging to the Kublai Khan Security Services were fatally shot at their guard post. This incident is under active investigation by the Philippine National Police and the Company is awaiting their findings in order to implement appropriate additional safety measures.

At Masbate Gold Project the Company remains committed to work with the National Government, Regional Government, KKSS (Security Services), and local communities to prevent recurrence of such tragic events. These incidents have prompted review and changes in security procedures and management, including independent assessment programmed for first quarter of 2015. Masbate Gold Project senior staff and B2Gold executives are in active ongoing dialogue with the Philippine Mines and Geosciences Bureau with the intent to bring together government, community and company to address this issue. The Mines and Geosciences Bureau has indicated their support and participation for this initiative.

On site, the safety performance of the Masbate project continues to be good. The operation closed the year with a lost time accident frequency of 0.11 (being the number of accidents per 200,000 man hours worked). Safety programs and the B2Gold Health and Safety Management System are fully implemented.

La Libertad Mine - Nicaragua

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2014	2013	2014	2013
Gold revenue ($ in thousands)	40,853	55,591	189,648	190,021
Gold sold (ounces)	34,264	44,649	149,971	138,758
Average realized gold price ($/ounce)	1,192	1,245	1,265	1,369
Tonnes of ore milled	547,477	522,846	2,190,937	2,014,838
Grade (grams/ tonne)	2.21	2.75	2.26	2.29
Recovery (%)	94.9	92.5	94.3	93.8
Gold production (ounces)	36,862	42,709	149,763	138,726
Cash operating costs (1) ($/ounce gold)	634	495	572	563
Total cash costs(1) ($/ounce gold)	660	522	598	592
Capital expenditures ($ in thousands)	2,190	3,057	22,233	17,506
Capital expenditures ($ in thousands) – Jabali development	2,252	3,211	6,130	14,514
Exploration ($ in thousands) – including Jabali exploration	1,183	567	4,654	4,656

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

Fourth quarter gold production in 2014 from La Libertad Mine was 36,862 ounces compared to 42,709 ounces in the fourth quarter of 2013. The lower production resulted from the lower grade ore processed compared to 2013 which had higher grade ore from Crimea and Santa Maria pits. Total annual production from La Libertad Mine in 2014 was a record 149,763 ounces of gold, at the upper end of the Company’s 2014 guidance range of 143,000 to 150,000 ounces, and approximately 8% higher than in 2013. The main reasons for the improved annual production at La Libertad in 2014 were higher throughput (2,190,937 tonnes of ore milled at a grade of 2.26 g/t compared to 2,014,838 tonnes at a grade of 2.29 g/t in 2013) and better gold recoveries (94.3% compared to 93.8% in 2013).

La Libertad’s cash operating costs in the fourth quarter of 2014 were $634 per ounce, $113 per ounce higher than budget and $139 per ounce higher than in the prior period due to lower production during the fourth quarter, higher process maintenance costs, and higher mining costs associated with material movement from Mojon Pit. Year-to-date, Libertad’s cash operating costs were $572 per ounce, more in line compared to budget of $557 per ounce and compared to $563 per ounce in the same period last year. The increase of $15 per ounce compared to budget is primarily attributable to additional waste movement in Mojon Pit.

Total capital expenditures in the fourth quarter of 2014 were $4.4 million, with the main capital items consisting of $0.7 million for deferred stripping costs at the Jabali Central open pit and $1.5 million for Jabali feasibility and development. Total capital expenditures during the year ended December 31, 2014 totalled $28.4 million of which $11.7 million related to deferred stripping, $6 million to the La Esperanza tailings construction and $3.5 million for Jabali feasibility and development. The Tailings Dam Lift 4 construction has now been completed.

La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2015 at a cash operating cost of approximately $605 to $635 per ounce. Operating cash costs are expected to increase over 2014, mainly due to the longer haul distance from the new Jabali Antena pit and planned commencement of underground mining at the Mojon Central pit.

In 2015, La Libertad Mine is budgeted to process an average of 6,100 tonnes of ore per day for a total of approximately 2.2 million tonnes of ore for the year at an average grade of 2.06 g/t gold. Gold recoveries are anticipated to average 94% in 2015. Higher grade ore from the Jabali Central pit and Jabali Antena pit together will form approximately 24% of the mill feed. In subsequent years, the proportion of Jabali ore processed is planned to increase to approximately 40%.

Total budgeted 2015 capital costs at La Libertad Mine are $36.6 million with sustaining capital costs totalling $23.9 million, consisting of pre-stripping costs ($10.9 million), Stage 5 Tailings Pond expansion ($6.9 million), underground mine development ($2.7 million) and a new pumping station and treatment plant ($1.4 million). In addition, the Company has budgeted non-sustaining/development capital costs of approximately $12.7 million, mainly for Jabali underground development ($4.9 million), power line installation ($1.8 million), land purchases ($1.7 million) and resettlement initiatives ($3.8 million).

The Libertad exploration budget for 2015 is approximately $5 million for a total of 13,100 metres of planned diamond drilling. The program comprises largely of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets to be developed. Regionally, the Libertad exploration program continues to generate targets within the mineral claim area.

Limon Mine – Nicaragua

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2014	2013	2014	2013
Gold revenue ($ in thousands)	12,961	17,474	63,023	80,151
Gold sold (ounces)	10,904	14,000	49,704	57,400
Average realized gold price ($/ounce)	1,189	1,248	1,268	1,396
Tonnes of ore milled	126,262	119,487	482,065	445,001
Grade (grams/tonne)	3.18	4.53	3.38	4.46
Recovery (%)	92.9	91.4	91.6	91.4
Gold production (ounces)	11,970	15,905	48,045	58,191
Cash operating costs(1) ($/ounce)	886	608	844	652
Total cash costs(1) ($/ounce)	959	667	921	735
Capital expenditures ($ in thousands)	2,219	4,463	15,539	16,992
Exploration ($ in thousands)	732	610	4,163	4,072

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

Fourth quarter gold production in 2014 from the Limon Mine was 11,970 ounces compared to 15,905 ounces in the fourth quarter of 2013. For the full-year 2014, the Limon open pit and underground mine produced 48,045 ounces of gold compared to 58,191 ounces in 2013. In 2014, gold production at Limon was affected by installation delays for a dewatering system at Santa Pancha 1, impeding access to higher grade zones. The installation was successfully completed in early November 2014 and access to Santa Pancha 1 recommenced in December 2014.

Mill feed which had been budgeted to be 46% high grade material from Santa Pancha 1 for 2014 was achieved with ore coming mainly from lower grade zones at Santa Pancha 1 and surface sources. Therefore, gold grades processed in the quarter were 3.18 g/t compared to a budget 4.65 g/t and 3.38 g/t compared to a budget 4.35 g/t for the year.

As a result of the lower production, Limon’s cash operating costs per ounce were higher at $886 per ounce in the fourth quarter of 2014, compared to budget of $582 per ounce and $608 per ounce in the fourth quarter of 2013. Year-to-date, Limon’s cash operating costs were $844 per ounce, compared to budget of $662 per ounce and $652 per ounce in the same period last year.

Capital expenditures in the fourth quarter of 2014 totalled $2.2 million which consisted mainly of underground development costs for Santa Pancha ($0.6 million), deferred stripping costs ($0.9 million) and equipment purchases ($0.6 million). Year-to-date capital expenditures totalled $15.5 million, consisting mainly of underground development costs for Santa Pancha ($3.9 million), deferred stripping costs ($3.7 million), equipment purchases including underground production equipment and pumps ($5.6 million), and plant initiatives including electrical upgrades ($2.3 million).

The Limon open pit and underground mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce. Gold production in 2015 is expected to increase by approximately 25% over 2014 production now that the dewatering system is fully installed and functional at Santa Pancha 1. Higher grade material from underground sources is expected to provide 82% of Limon’s mill feed in 2015.

For 2015, the Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 4.12 g/t gold. Gold recoveries are anticipated to average 92%. Mill feed will come predominantly from Santa Pancha 1 and Santa Pancha 2 underground mines.

The Company plans to undertake sustaining capital expenditures at the Limon Mine in 2015 totalling approximately $20.2 million. Sustaining capital expenditures in 2015 include underground mine development ($7.8 million), tailings pond expansion and detox pond construction ($5.1 million), mill equipment ($2.2 million), underground mine equipment ($1.7 million) and additional pumping systems for extending underground mining areas in 2016 ($1.5 million).

The Limon exploration budget for 2015 is approximately $4.2 million for a total of 9,400 metres of planned diamond drilling. The program largely comprises of brownfields (near mine) drilling, including #8 shaft infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the property. Regionally, the exploration teams continue to follow up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets.

Otjikoto Project - Namibia

Construction at the Otjikoto Mine was completed on budget and ahead of schedule in early December 2014. Construction capital cost expenditures incurred during the year ended December 31, 2014 totalled $160.4 million (2013 - $167.3). Capital expenditures for the year ended December 31, 2014 for the Otjikoto Mine also included $1.5 million (2013 – nil) for plant expansion and $11.2 million (2013 – nil) for pre-commercial production operating costs. On December 11, 2014, the Company announced the first gold pour at Otjikoto, one week ahead of schedule. In December 2014, the Otjikoto mill processed 152,874 tonnes of ore compared to budget of 93,632 tonnes and produced 7,159 ounces of gold compared to budget of 5,228 ounces. At December 31, 2014, approximately 623,000 tonnes of high grade ore had been stockpiled at a grade of 1.4 g/t. Otjikoto continued its strong start-up performance in January and February with total production in those months of 18,814, ounces exceeding budget by 1,683 ounces. On February 28, 2015, the Company determined that the Otjikoto Mine was in the condition necessary for it to be capable of operating as intended by management and therefore, achieved commercial production. For accounting purposes, proceeds from gold sales and related production costs from the sale of pre-commercial production up to February 28, 2015 will be credited to Otjikoto’s mineral property development costs.

For 2015, the Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Commencing in late 2016, Otjikoto’s gold production is also expected to be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit.

On January 20, 2015, the Company announced a significantly higher grade updated gold mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated resource category. The previously released initial inferred resource estimate for the Wolfshag zone was 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces of gold. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining at Wolfshag into the Otjikoto Mine Plan.

In 2015, sustaining capital costs for Otjikoto are planned to total $2.8 million. In addition, Otjikoto’s non-sustaining/development capital costs are budgeted to total $30 million in 2015, including $15 million for the mill expansion and $7.6 million for Phase 2 pre-stripping at the Otjikoto pit. Otjikoto’s planned mill expansion is designed to increase the ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment. The expansion work commenced in December 2014 and is anticipated to be completed in August 2015.

The 2015 exploration program around Otjikoto will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag resource and to commence testing the down plunge higher grade shoots at Otjikoto. The total exploration budget in 2015 is $5.7 million.

Fekola Project - Mali

On October 3, 2014, the Company completed the scheme of arrangement by which B2Gold acquired all of the issued ordinary shares of Papillon. When the transaction was completed, the Company indirectly owned 90% of Songhoi Resources SARL (“Songhoi”), the Malian holding company for the Fekola Project. The remaining 10% non-controlling interest was held by a local Malian company. The Company is the operator of the Fekola Project.

The Fekola Project is located within the Kayes Region, in southwestern Mali, on the western border of Mali. A 75 km2 mining lease (the Médinandi Exploitation License) was granted to Songhoi for the Fekola Project on February 13, 2014, under permit number 0070/PM-RM. The exploitation license is current for a 30-year term, expiring February 2044. A 3% royalty (mining tax) is payable to the Malian government. There is an additional 3% tax on the sales of gold.

All of the surface rights in the Fekola Project area are under the ownership of the Republic of Mali and have not been registered to any private entity. There are a number of small villages in the exploitation license area, but there are currently no inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 m buffer zone around the active blasting area. Previous farmers and other inhabitants have been re-located and compensation has been paid.

In January 2015, the Company purchased the local Malian company’s 10% non-controlling interest in Songhoi. The purchase price consisted of $21.2 million in cash and common shares to be paid over three instalments and the grant of a 1.65% net smelter returns royalty of the Fekola project after deducting costs for smelting, refining and government fees. In connection with the purchase, the existing legal proceedings between the non-controlling interest shareholder and Papillon were terminated.

Upon the grant of an exploitation license, the holder of the exploitation license must take steps to create an exploitation company incorporated under the laws of Mali (the “Exploitation Company”). Upon the transfer of the Médinandi Exploitation License to the Exploitation Company, the Company must contribute a 10% free-carried interest to the Government of Mali so that the new Malian company shareholding will be distributed as follows: 90% for the Company and 10% for the Government of Mali. The Government of Mali also has the option to purchase an additional 10% participating interest in the Exploitation Company. Creation of the Exploitation Company and finalization of the Malian Government’s participating interest is expected to be completed by June 2015. Based on current assumptions, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works include the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Current early works construction include: improving existing access road between Kenieba and the site, construction of a new site access road, stockpiling of sand and gravel, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint. The goal is to complete the critical tasks prior to the rainy season so construction work can continue uninterrupted through all seasons.

The Company is also assessing and optimizing the preliminary economic assessment work previously completed by Papillon. This includes: completion of a new metallurgical testing program, reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan and potential use of mine contractors, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project by mid-2015. Based on current assumptions, the Company believes that Fekola could be complete and in the commissioning phase by as early as the fourth quarter of 2017.

The 2015 exploration program in Mali will include 17,200 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated including 2,100 meters of drilling in Mali South. The total exploration budget for 2015 will be $5.6 million.

ZTS Claim Dismissal

On April 7, 2014, a local Malian company owning 10% of Songhoi filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi. As discussed above, in connection with the purchase of the 10% interest in Songhoi owned by the Malian company, the legal claims were terminated.

Gramalote Project - Colombia

On March 12, 2014, the Company announced positive results from the PEA for the Gramalote gold project in Colombia. The “NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Colombia” was published on March 31, 2014. The Gramalote property is a joint venture in which B2Gold holds a 49% interest and AngloGold Ashanti a 51% interest. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

A trade-off study was completed to determine the optimum throughput rate for the Gramalote Project. Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce, $1,300 per ounce and $1,500 per ounce utilizing Inferred Mineral Resources. The results of this study indicate that 16 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

At September 30, 2014, the prolonged decline of the long-term gold price was considered to be an impairment indicator. The Company revised its long-term gold price to $1,300 per ounce of gold resulting in a $96.3 million impairment of its investment in Gramalote (See “Critical Accounting Estimates”).

The Programa de Trabajos y Obras de Exploitation (“PTO”) was submitted to the government of Antioquia on February 4, 2015. The PTO defines the program of work and labor and provides the operational and technical details for the exploitation of the Gramalote Project. On February 11, 2015, the Environmental Impact Assessment (“EIA”) was formally submitted to the Colombian regulatory agencies. Both studies are under review.

A budget of $24.3 million ($11.9 million for the Company’s 49% interest) has been approved for 2015. Major budget items include $8.7 million for committed land payments, $7.4 million for community support and government relations, $3.1 million for project administration and $1.6 million for drilling to keep the tenements current. The remaining $3.5 million is for site operations, security, safety and health, environmental monitoring, the EIA process and a small metallurgical test program. The main goal for 2015 is to obtain permit approvals for the EIA and PTO.

Kiaka Project – Burkina Faso

The Company owns an effective 81% interest in the Kiaka Project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to 10% carried interest held by GAMS – Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to the development and production stage, an operating company will be formed with each of Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

A permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company has completed public consultation and other requirements and is now awaiting decisions and approvals by government agencies of applications for environmental and exploitation permits.

The 2015 development budget for Kiaka is $3.3 million, mainly for advancing the permitting study and Kiaka exploration licence to an exploitation licence, as well as advancing the Company’s feasibility level study for Kiaka based on optimized throughput rates (including additional metallurgical programs). The advanced feasibility level study is expected to be completed by the end of 2015.

Recent political unrest in Burkina Faso has resulted in President Blaise Compaore leaving the country and the military assuming temporary control until a transitional government was put in place with the assistance of international organizations such as the African Union, European Union and United Nations. The transitional government will remain in place until new democratic elections scheduled for later in 2015 can be held. The Company has not experienced any material problems as a result of this event, and operations are normal at the Ouagadougou office and the Kiaka Project site. The Company continues to monitor the situation.

Bellavista Property – Costa Rica

On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. On December 23, 2014 the Optionee exercised the option. The sale was completed on January 15, 2015 when the Optionee acquired control and acquired 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project for proceeds of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project.

West Africa Health Update

On January 18, 2015, the Malian government and the United Nations declared Mali free of Ebola after 42 days without any new cases of the Ebola virus. However, the Company remains committed to taking all appropriate precautionary measures to safeguard against the spread of Ebola. The Company has developed internal guidelines and policies “Ebola Virus Alert, Preparedness and Response Guidelines” (“Guidelines”) that describe the measures to be implemented at its operations/sites. These Guidelines include requirements for internal and external communication; training and preparedness; worker, contractor, and visitor past travel and site screening; hygiene; personal protective equipment; local and regional health monitoring; patient isolation; and escalation of mitigation measures among others. These Guidelines are currently being implemented at all of the Company’s operations/sites worldwide. In addition, the Company is continuously reviewing its measures and preparedness with respect to changes in the spread of the Ebola virus to ensure that it continues to protect the health and safety of its workers and its operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014 the Company had cash and cash equivalents of $132.6 million compared to cash and cash equivalents of $252.7 million at December 31, 2013. Working capital at December 31, 2014 was $175.0 million compared to working capital of $275.7 million at December 31, 2013. The decrease in cash and cash equivalents is as expected and was due primarily to the Company’s investment activities, most significantly the Otjikoto Mine construction and mobile equipment expenditures of $173.2 million in the year which included $11.2 million of pre-commercial production product inventory costs and $1.5 million of expansion costs. Other capital expenditures in the year totalled $138.5 million. Papillon acquisition costs of $14.9 million were paid during the year. These expenditures were partially offset by $32.2 million of cash acquired on the acquisition of Papillon, $56.3 million from financing activities and $113.7 million from operating activities.

Cash flow from operating activities was $113.7 million during the year ended December 31, 2014 compared to $147.8 million during 2013. In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities were at similar levels and reflect the continued strong performance of the Company’s operating mines even in a lower gold price environment. Overall, operating cash flows reflects the decline in average realized gold prices and “one-off” type expenditures (such as G&A costs for Papillon’s Australian head office, scheduled to be closed in March 2015, and professional fees relating to the Company’s legal claim for the 2011 Masbate SAG mill failure) offset by a 7% increase in the gold sales volume (excluding 20,811 ounces of gold acquired as part of the CGA Merger). The realized gold price for 2014 was $1,260 per ounce compared to a realized price of $1,429 per ounce in 2013.

For the year ended December 31, 2014, resource property expenditures totalled $311.7 million with the most significant component being Otjikoto Mine construction costs of $173.2 million in the year, which included $11.2 million of pre-commercial production product inventory costs and $1.5 million of expansion costs. Initial mine construction at the Otjikoto Project was completed ahead of schedule and on budget in the fourth quarter of 2014 and commercial production was achieved ahead of schedule on February 28, 2015.

For 2015, the Company has budgeted total capital expenditures at the Masbate Mine of approximately $34.3 million, $32.8 million at the Otjikoto Mine, $36.7 million at the Libertad Mine and $20.2 million at the Limon Mine. The 2015 initial construction works budget for the Fekola Project is $32.0 million including $4 million for the completion of a feasibility study by June 2015. Additional guidance as to the anticipated costs and timing of Fekola development expenditures will be provided once the final feasibility study is completed and the scale of the Fekola Project is determined. The Company’s total 2015 exploration budget is approximately $34.0 million.

The following table summarizes the Company’s contractual obligations as at December 31, 2014:

		2015	2016	2017	2018	2019	Total
		$	$	$	$	$	$

Accounts payable and accrued liabilities		53,055	-	-	-	-	53,055
Derivative liabilities		2,406	694	-	-	-	3,100
Convertible senior subordinated notes:
-	Principal	-	-	-	258,750	-	258,750
-	Interest	8,409	8,409	8,409	8,409	-	33,636
Revolving corporate credit facility:
-	Principal	-	-	125,000	-	-	125,000
-	Interest & commitment fees (estimated)	4,945	4,945	1,236	-	-	11,126
Otjikoto equipment loan facility:
-	Principal	6,089	6,089	6,089	6,044	640	24,951
-	Interest (estimated)	928	679	430	182	9	2,228
Libertad equipment loan:
-	Principal	1,132	1,180	1,231	720	196	4,459
-	Interest (estimated)	173	124	72	24	2	395
Capital expenditure commitments		13,100	1,100	-	-	-	14,200
Mine restoration provision		1,069	1,027	-	-	-	2,096
Employee future benefits		1,130	66	67	96	176	1,535

		92,436	24,313	142,534	274,225	1,023	534,531

As at December 31, 2014, the Company had utilized $125 million of its Senior Credit Facility, leaving $75 million available. The Company also has $10.4 million available to draw on its Otjikoto equipment loan facility, based on year-end foreign exchange rates. The Company is required to maintain a deposit in a debt service reserve account ("DSRA") on the Otjikoto equipment loan equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. As at December 31, 2014, the balance in the DSRA increased to $3.6 million as a result of the additional amounts drawn during the three quarters of 2014.

The Company expects that it will be able to complete its current budgeted 2015 capital and exploration expenditures and to meet its 2015 contractual obligations by using its mine operating cashflows, existing cash position and its available credit facilities.

The Otjikoto Mine start-up has been very successful and Otjikoto is forecast to be the Company’s lowest cost producer in 2015. In addition, with the expansion of the Otjikoto mill capacity to 3 million tonnes per annum by the end of 2015, the Company’s operating cashflows are expected to significantly increase in 2016. The Company is currently in discussions with its lenders and other commercial banks to increase the term and amount of its current revolving credit facility from $200 million to approximately $400 million. Based on current assumptions, the Company expects that the planned increase in the revolving credit facility, coupled with the Company’s projected strong operating cashflows, will be sufficient to fund anticipated Fekola construction costs.

In light of the current decline in the gold price, the Company continues to take steps at its operations and head office to preserve capital through cost reduction measures and review of the timing and extent of capital expenditures.

Derivative financial instruments

In previous years, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. During the year ended December 31, 2014, all of the Company’s forward currency contracts expired.

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2014, the Company’s gold collars had an estimated fair value of $0.5 million. The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at December 31, 2014:

		2015	2016	2017	2018	Total

Gold zero-cost collars:
-	Floor amount (ounces)	10,200	10,200	10,200	1,400	32,000
-	Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

-	Ceiling amount (ounces)	18,300	18,300	18,300	2,100	57,000
-	Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

In the fourth quarter of 2014 the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between January 2015 and January 2017. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2014, the Company’s fuel forwards has an estimated fair value of $(3.1) million. At December 31, 2014, the Company had the following fuel forwards outstanding:

		2015	2016	2017	Total

Forward – fuel oil:
-	Litres (thousands)	18,370	10,906	840	30,116
-	Average strike price	$0.40	$0.38	$0.38	$0.39

Forward – gas oil:
-	Litres (thousands)	10,010	2,935	184	13,129
-	Average strike price	$0.54	$0.53	$0.53	$0.54

Forward – diesel:
-	Litres (thousands)	7,855	4,403	335	12,593
-	Average strike price	$0.50	$0.53	$0.53	$0.51

Gold commitments

Under the terms of the Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statements. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

The Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce.

During the first quarter of 2014, the Company entered into further rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

At December 31, 2014, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	35,496	52,986	55,716	48,216	192,414
- Average price per ounce (rand)	14,874	15,500	15,587	15,727	15,458

Operating activities

Cash provided by operating activities for the years ended December 31, 2014 and 2013 were $113.7 million and $147.8 million, respectively. In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities were at similar levels and reflect the continued strong performance of the Company’s operating mines even in a lower gold price environment.

Financing activities

The Company made the following facility drawdowns, net of transaction costs during the year ended December 31, 2014: Revolving credit facility - $73.7 million and Otjikoto equipment loan facility - $19.7 million. During 2014, the Company repaid the following facilities: Otjikoto equipment loan facility - $5.4 million, Finance lease obligations at Masbate - $16.0 million, Libertad equipment loan - $0.9 million.

During the year ended December 31, 2014, the Company made interest and commitment fee payments of $13.9 million. These payments included the two interest payments totalling $9.3 million for the convertible senior subordinated notes.

Investing activities

During the year ended December 31, 2014, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $39.9 million (2013 - $31.3 million), the Libertad Mine (see “La Libertad Mine” section) totalled $28.4 million (2013 - $32.0 million), and the Limon Mine (see “Limon Mine” section) totalled $15.5 million (2013 - $17.0 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto Mine construction capital costs (including mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totalled $14.0 million (2013 - $48.0 million) and $160.4 million (2013 - $167.3 million), respectively. Capital expenditures for the year ended December 31, 2014 for the Otjikoto Mine also included $1.5 million (2013 – nil) for plant expansion and $11.2 million (2013 – nil) for net pre-commercial production costs. The Otjikoto mine construction included payments for the year ended December 31, 2014 totalling $26.1 million for capital costs incurred and recorded in 2013. At December 31, 2014, accounts payable and accrued liabilities include $14.5 million of capital costs incurred but not paid.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Kiaka, exploration	2,222	-	7,906	-
Fekola Project, exploration/feasibility	6,887	-	6,887	-
Otjikoto, exploration/feasibility	1,920	926	6,274	6,318
Libertad Mine, exploration	1,183	567	4,654	4,656
Limon Mine, exploration	732	610	4,163	4,072
Masbate Mine, exploration	928	2,316	4,082	8,422
Primavera, exploration	575	354	1,480	1,330
Mocoa, exploration	43	77	432	596
Other	1,390	677	4,792	2,828

	15,880	5,527	40,670	28,222

Masbate Mine

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program includes further drilling in the Pajo area and in the Dabu underground target. B2Gold’s geological team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

La Libertad Mine

La Libertad exploration budget for 2015 is approximately $5 million for a total of 13,100 metres of planned diamond drilling. The program comprises largely of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets to be developed. Regionally, the Libertad exploration program continues to generate targets within the mineral claim area. B2Gold’s exploration team believe there is potential to extend the mine life at Libertad with underground and small open pit targets.

Limon Mine

The Limon exploration budget for 2015 is approximately $4.2 million for a total of 9,400 metres of planned diamond drilling. The program largely comprises of brownfields (near mine) drilling, including #8 shaft infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the property. Regionally, the exploration teams continue to follow up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets. Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine.

Otjikoto

The Company announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 metre long zone that is as close as 250 metres east of the Otjikoto deposit. The initial estimated inferred mineral resource for the Wolfshag zone was 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces gold (on a 100% basis). The initial inferred mineral resource was reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.

In June 2014, the Company announced continued high grade results from the exploration drilling program on the recently discovered Wolfshag zone. The infill drilling on the Wolfshag zone continued to confirm the continuity of the main high grade shoots, WA and WB. The Wolfshag zone plunges at 10 to 15 degrees to the southwest and has been traced down plunge for 1,600 metres, and remains open to depth. Results were highlighted by hole WH14-162 which intersected 29.65 metres grading 9.53 g/t gold (7.70 g/t gold with assays capped at 45 g/t gold), including 15.30 metres at 17.34 g/t gold (13.78 g/t gold with assays capped at 45 g/t gold).

Drill hole WH14-162 represents the best hole to date in the northern most portion of the Wolfshag zone and like other holes in the central portion of the WA shoot, such as OTG25D, located 550 metres further south, with 19.81 metres at 15.00 g/t gold, is remarkable in the continuity of high grade sample values within the zone. Six metallurgical test sample holes were also completed as part of the 2014 program. Samples totalling 2.2 tonnes were selected from these and previous Wolfshag zone drill holes and shipped to SGS Lakefield’s laboratory in Canada for gold recovery and comminution test work.

On January 20, 2015, the Company announced updated mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated category. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining from Wolfshag into the Otjikoto Mine Plan.

The 2015 exploration program around Otjikoto will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag resource and to commence testing the down plunge higher grade shoots at Otjikoto. The total exploration budget in 2015 is $5.7 million.

Fekola Project

The 2015 exploration program in Mali will include 19,300 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated. The total budget for 2015 will be $5.6 million.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2014. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Impairment of goodwill and long-lived assets;
•	Ore reserve and resource estimates;
•	Exploration and evaluation expenditures;
•	Value of value-added tax receivables;
•	Uncertain tax positions; and
•	Deferred income taxes and valuation allowances.

Impairment of goodwill and long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Determining the recoverable amount of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Such changes could be material.

During the quarter ended December 31, 2014, and subsequent to year-end, the Company completed an updated metallurgical recovery sampling and analysis program for the Masbate Mine along with an updated life-of-mine plan based on 2014 year-end reserve and resource estimates. The Company has also determined not to proceed with an expansion of the Masbate mill at this time in order to focus its construction team and resources on the development of the Fekola Project. The Company will continue to review expansion case options. The finalized metallurgical report updated reserve and resource estimates and change in assumption regarding the Masbate mill expansion resulted in a decline in the life-of-mine recovery rate and production ounces for the Masbate Mine. This was considered an impairment indicator at December 31, 2014.

During the latter half of 2014 and as at December 31, 2014, the long-term consensus gold price continued to be below the overall long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. The prolonged decline of the long-term gold price was considered to be an impairment indicator. Consequently, the Company has revised its long-term gold price estimate to $1,300 per ounce of gold.

The Company has performed impairment tests on the following cash-generating units: Masbate Mine, including related goodwill, Limon Mine, Libertad Mine and Otjikoto Mine. The Company’s investment in the Gramalote joint venture was also assessed for impairment. As a result of these assessments, the Company determined that impairment charges were required for the goodwill relating to the Masbate Mine, the Masbate Mine long-lived assets and the Company’s investment in Gramalote as described below.

Masbate long-lived assets

The Company conducted an impairment analysis whereby the carrying values of the Masbate Mine property, plant and equipment and undeveloped mineral interests, were compared to the mine’s recoverable amount which was determined to be its fair value using the fair value less costs of disposal (“FVLCD”) at December 31, 2014. In carrying out the review of Masbate’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, mill expansion assumptions future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2014 were:

-	Gold price	$1,300/ounce
-	Silver price	$18/ounce
-	Mill recovery rate	73%(1)
-	Mine life	2015 to 2035
-	Discount rates	5% - 7%
(1)This recovery reflects an additional 3% reduction as a result of an election to continue with a coarser grind size in order to maximize project economics.

The Company’s analysis concluded that the carrying values of the Masbate Mine property, plant and equipment and amounts assigned to undeveloped mineral interests at December 31, 2014 were impaired resulting in a pre-tax impairment charge of $436.0 million consisting of $362.1 million impairment of property, plant and equipment and $73.9 million impairment of undeveloped mineral interests. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $130.8 million was $305.2 million.

Masbate goodwill

At September 30, 2014 and in light of the reduction in the long-term gold price, the Company conducted a goodwill impairment analysis. In carrying out the impairment analysis, the Company determined the recoverable amount for the Masbate Mine CGU was its FVLCD. The FVLCD was determined using discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, mill expansion assumptions, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy.

Key assumptions used for the impairment test at September 30, 2014 were:

- Gold price	$1,300/ounce
- Silver price	$20/ounce
- Mill recovery rate	80%
- Mine life	2015 to 2033
- Discount rates	5% - 7%

The Company’s analysis concluded that the full carrying value of Masbate Mine related goodwill was impaired, resulting in an impairment charge of $202.1 million being recorded in the statement of operations.

Investment in Joint Venture - Gramalote

The Company conducted an impairment analysis whereby the carrying value of the investment in the Gramalote joint venture was compared to the investment’s recoverable amount which was determined to be its FVLCD. In carrying out the impairment analysis, the Company utilized discounted cash flow models incorporating estimates and assumptions that include such factors as future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. These factors were based on the assumptions and inputs disclosed by the Company on March 13, 2014 from the Gramalote Preliminary Economic Assessment and included a long-term gold price assumption of $1,300 per ounce of gold and a discount rate of 6.5%. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the investment in Gramalote was impaired resulting in an impairment charge of $96.3 million being recorded in the statement of operations.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material. A provision of $16.3 million was recorded during the year ended December 31, 2014 for input taxes. Of the total charge recorded, $13 million related to historical balances acquired as part of the CGA acquisition.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the year ended December 31, 2014, the Company recorded provisions totalling $6 million representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2017. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, including but not limited to the risks set forth below, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding required disclosure.

As at December 31, 2014, management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and the U.S. Securities Exchange Act of 1934, as amended. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

The Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.

As at December 31, 2014, management assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.

Management has excluded Papillon from its assessment of internal control over financial reporting as of December 31, 2014 because it was acquired by the Company in 2014. Papillon is a wholly-owned subsidiary. Papillon constitutes 24% of the total assets and 0% of the revenues disclosed in the consolidated financial statement amounts as of and for the year ended December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in internal control over financial reporting

Other than the acquisition of the Fekola project described above, there has been no change in our internal control over financial reporting during the year ended December 31, 2014 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2014	2013	2014	2013
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Production costs per consolidated financial statements	69,194	66,341	263,739	261,896
Inventory sales adjustment	2,984	1,050	(2,781)	(12,349)
Cash operating costs	72,178	67,391	260,958	249,547
Royalties and production taxes per consolidated financial statements	4,504	4,147	16,461	16,706

Total cash costs	76,682	71,538	277,419	266,253
Gold production (in ounces)	111,804	105,577	384,003	366,313

Cash operating costs per ounce of gold production ($/ounce)	646	638	680	681
Total cash costs per ounce of gold production ($/ounce)	686	678	722	727

All-in Sustaining Costs per Gold Ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)

	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	69,194	66,341	263,739	261,896
Inventory sales adjustment	2,984	1,050	(2,781)	(12,349)

Cash operating costs	72,178	67,391	260,958	249,547

Royalties and production taxes per consolidated financial
statements	4,504	4,147	16,461	16,706
Corporate administration	9,957	7,924	37,977	31,869
Share-based payments – RSUs(1)	1,136	1,120	8,436	5,949
Community relations	1,733	3,351	7,529	8,079
Reclamation liability accretion (2)	259	551	1,193	2,470
Sustaining capital expenditures(3)	13,355	17,233	79,101	61,608
Sustaining exploration(3)	2,645	2,376	11,016	13,529

Total all-in sustaining costs	105,767	104,093	422,671	389,757

Gold production (in ounces)	111,804	105,577	384,003	366,313

All-in sustaining cost per ounce of gold production ($/ounce)	946	986	1,101	1,064

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Farley Lake.
(3) Refer to Sustaining Capital Expenditures and Exploration reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)

	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures per statement of cash flows	14,051	21,229	83,791	80,356
Jabali antenna growth capital expenditure	(478)	-	(2,008)	-
Santa Pancha 2 growth capital expenditure	(218)	-	(2,682)	-
Jabali development	-	(3,215)	-	(14,432)
Libertad mill expansion	-	(158)	-	(2,240)
Limon process plant upgrade	-	(623)	-	(2,076)

Sustaining Capital Expenditures	13,355	17,233	79,101	61,608

Operating mine exploration expenditures per statement of cash flows	2,843	3,493	12,899	17,150
Montana/Pajo growth exploration	(198)	(1,117)	(1,883)	(3,621)
Sustaining Exploration	2,645	2,376	11,016	13,529

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended		Year ended
	December 31		December
	(unaudited)		(unaudited)

	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income for the period Adjustments:	(356,750)	26,220	(666,385)	67,303
Impairment of goodwill and long-lived assets	435,981	-	734,378	-
Write-off of mineral property interests	21,101	-	21,465	9,564
Gain on fair value of convertible notes	(20,970)	(14,182)	(9,797)	(22,815)
Share-based payments	2,665	4,687	16,105	18,328
Provision for non-recoverable input taxes	13,018	-	13,018	-
Write-down of long-term investments	4,187	2,071	7,194	20,552
Unrealized (gains) losses on derivative instruments	1,992	(3,005)	50	2,660
Deferred income tax expense (recovery)	(109,576)	(6,575)	(109,316)	(3,097)
Gain on sale of Brucejack royalty	-	-	-	(44,496)
Convertible notes transaction costs	-	657	-	9,683
CGA acquisition costs	-	-	-	5,859
Inventory fair value adjustments on CGA acquisition	-	-	-	32,869
Amortization of deferred revenue	-	(9,254)	-	(37,404)

Adjusted net (loss) income (1)	(8,352)	619	6,712	59,006

Basic weighted average number of common shares outstanding (in thousands)	914,931	651,005	741,097	636,130

Adjusted net earnings per share – basic ($/share)	(0.01)	0.00	0.01	0.09

(1) Comparatives have been adjusted for the removal of foreign exchange (gains) losses

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	2014	2014	2014	2014	2013	2013	2013	2013

Gold revenue ($ in thousands)	122,422	114,924	120,258	129,020	138,054	128,730	122,635	154,853

Gold sold (ounces)	102,612	91,282	93,330	98,995	106,185	93,429	86,239	95,042

Average realized gold price ($/ounce)	1,193	1,259	1,289	1,303	1,300	1,378	1,422	1,629
Gold produced (ounces)	111,804	90,192	85,704	96,303	105,577	98,992	82,083	79,661

Cash operating costs (1) ($/ounce gold)	646	732	720	634	638	653	732	722
Total cash costs (1) ($/ounce gold)	686	772	766	679	678	698	782	771

Net (loss) income for the period (2) ($ in thousands)	(356,750)	(274,128)	(11,529)	(23,978)	26,220	7,949	33,071	63

(Loss) earnings per share (2) – basic ($)	(0.39)	(0.39)	(0.02)	(0.04)	0.04	0.01	0.05	0.00
(Loss) earnings per share (2) – diluted ($)	(0.39)	(0.39)	(0.02)	(0.04)	0.02	0.00	0.05	0.00
Cash flows from operating activities ($ in thousands)	38,564	33,183	24,217	17,737	38,352	35,454	23,678	50,343

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.

Quarterly gold revenue increased significantly in 2013, as a result of higher gold production from the Company’s Masbate Mine acquired on January 16, 2013 as well as increased production from its Nicaraguan operations. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate Mine’s long-lived assets, respectively.

OUTLOOK

Despite the current challenging gold price environment, the future looks very bright for B2Gold. The Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015. With the commencement of production at the Otjikoto Mine and the promise of our next mine, the robust Fekola Project, on the horizon, our growth as a profitable gold producer is unparalleled in the industry. Based on current assumptions, B2Gold expects profitable gold production to grow from 380,000 ounces in 2014 to approximately 900,000 ounces in 2018. Perhaps more importantly, the robust projected economics for both projects will continue to lower B2Gold’s consolidated cash operating costs and all-in sustaining costs per ounce of gold.

Following the successful start-up of production and achievement of commercial production ahead of schedule and on budget, in 2015, the Otjikoto Mine is projected to produce 140,000 to 150,000 ounces of gold with cash operating costs estimated in a range of $500 to $525 per ounce. Work is already underway on the expansion of the Otjikoto Mill capacity from 2.5 million to 3 million tonnes per annum, with completion of the expansion anticipated in Q3-2015. Work continues on the open pit and underground mine plan for the high grade Wolfshag Zones adjacent to the Otjikoto ore body. A study incorporating the open-pit and underground mining at Wolfshag into the Otjikoto Mine Plan is expected by the end of 2015. Commencement of mining of the open pit component of Wolfshag is planned for late 2016. Based on the expansion of the mill, and current assumptions the Company expects the Otjikoto Mine to produce 200,000 ounces in both 2016 and 2017 and an average of 190,000 ounces of annual production over an initial 9 year mine life.

Over the past several years B2Gold’s successful mine construction and strong mine operating performance has at times been reflected in the Company’s market valuation, allowing B2Gold to complete accretive acquisitions utilizing the currency of its shares. B2Gold’s experienced in-house technical due diligence team and in-house construction team have allowed the Company to turn accretive development acquisitions into profitable producing mines, on budget and on schedule. In addition B2Gold’s experienced exploration team has further increased the value of these acquisitions by making additional discoveries on the properties. This work will continue in 2015 with a company-wide exploration budget of $32 million, including both brownfield and greenfield exploration.

With the acquisition of the Fekola Project in Mali in 2014, by way of a merger with Papillon, the Company has added another high quality development project. The Fekola Project, based on the Papillon Preliminary Economic Assessment, demonstrates robust economics with the potential to produce 300,000 ounces of gold annually with cash operating costs of approximately $580 per ounce and all in sustaining costs of approximately $725 per ounce. The Company is currently conducting a feasibility work program at Fekola with the final feasibility study scheduled for completion mid-year. Road construction and other additional earthworks commenced in February 2015. The Company is again utilizing the in-house construction team that recently completed the construction of the Otjikoto Mine. Based on current assumptions the Company expects to complete construction at Fekola and commence production ramp up in late 2017.

Regarding financing for Fekola construction, discussions with the Company’s lenders are ongoing and the Company expects to complete an updated and increased revolving credit facility in the second quarter. Coupled with our substantial operating cash flows, we expect that the updated facility will be sufficient to fund the Company’s budgeted expenditures over the next two years including the Fekola construction costs, based on current assumptions.

B2Gold has two additional development projects, the Kiaka Project in Burkina Faso and the Gramalote Project, a joint venture with Anglo Gold in Colombia.

The Kiaka Project hosts a large low grade potential open pit deposit that was acquired through a friendly merger with Volta Resources. A pre-feasibility study completed by Volta indicated a large low grade gold deposit that would probably require higher gold prices than today to be economic. B2Gold will complete a final feasibility study by year end, to further evaluate the project and its economics at an estimated cost of $5 million.

The Gramalote Project in Colombia (49% B2Gold / 51% Anglo Gold), based on a Preliminary Economic Assessment completed by Anglo Gold as operator in 2014, established the potential for a large open pit ore body. While the economics were encouraging, B2Gold and Anglo Gold decided not to proceed with a final feasibility study at Gramalote due to the current gold price. The partners will continue to pursue permitting, and have filed an Environmental impact assessment with the government early in 2015. The Company views the Gramalote Project as a significant asset in a better gold price environment.

In conclusion, it is rewarding to look back on 2014, another year of successful production and growth for B2Gold. Over the last few years the Company has established itself as a profitable growth oriented intermediate gold producer. B2Gold is looking forward to future success with the development of the robust Fekola Project, as the next stage in its profitable growth. While the gold sector has suffered in part due to lower gold prices, the Company believes that its dramatic, profitable growth will ultimately be reflected in its market valuation.

OUTSTANDING SHARE DATA

At March 10, 2015, 921,270,670 common shares were outstanding. In addition, there were approximately 41,707,393 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$13.67 per share and 2,529,561 million RSUs. As of January 1, 2014 and December 31, 2014, we had 7,136,096 and 21,436,594 unoptioned common shares available for option grants under our incentive stock option plan (amended and restated).

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production, permitting and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the expansion of the Otjikoto mine, the potential production from the Kiaka Project, the potential completion of, and production from, the Fekola gold project, the synergies and potential benefits of the Scheme of Arrangement with Papillon (the “Scheme”), availability of and potential amendments to credit facilities, potential acquisitions, the benefits expected from acquisitions and planned safety initiatives. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing the potential benefits of the Scheme; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects that are considered material to the issuer. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.